

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 3, 2007

Mr. Marvin F. Romanow
Chief Financial Officer
Nexen Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed April 2, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed April 3, 2007**
> **File No. 001-06702**

Dear Mr. Romanow:

We have completed our review of your amendments to Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief